UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Novatel Wireless, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

66987M604

(CUSIP Number)

Andrea L. Mancuso

460 Herndon Parkway, Suite 150,

Herndon, VA 20170

(703) 456-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66987M604		Page 2 of 13 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HC2 Holdings 2, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,209,866
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,209,866
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,209,866
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 66987M604		Page 3 of 13 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HC2 Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,209,866
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,209,866
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,209,866
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 66987M604		Page 4 of 13 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Philip A. Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,209,866
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,209,866
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,209,866
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 66987M604		Page 5 of 13 Pages
SCHEDULE 13D

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of Common Stock, $0.001 par value (the “Shares”), of Novatel Wireless, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 9645 Scranton Road, Suite 205, San Diego, CA 92121.

Item 2.	Identity and Background.

This Schedule 13D is being filed by HC2 Holdings 2, Inc., a Delaware corporation (“HC2 Holdings”), HC2 Holdings, Inc., a Delaware corporation (“HC2”), and Mr. Philip A. Falcone (collectively, the “Reporting Persons”).

The Shares reported in this Schedule 13D are held directly by HC2 Holdings. HC2 Holdings is a wholly owned subsidiary of HC2. Mr. Philip A. Falcone is the President, Chief Executive Officer and Chairman of the Board of Directors of HC2 and the Chief Executive Officer and Chairman of the Board of Directors of Harbinger Group Inc. (“HGI”), which beneficially owns 24.7% of the outstanding common stock of HC2. Mr. Falcone beneficially owns 26.4% of the outstanding common stock of HC2. Neither HC2 nor Mr. Falcone owns directly any securities of the Issuer. However, as a result of HC2’s ownership of all of HC2 Holdings’ equity and Mr. Falcone’s position with HC2, each of HC2 and Mr. Falcone may be deemed to beneficially own the securities of the Issuer directly owned by HC2 Holdings. Each of HC2 and Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such Shares.

The information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of HC2 Holdings and HC2 is listed on Schedule A hereto under the heading “HC2 Holdings Executive Officers and Directors” and “HC2 Executive Officers and Directors,” respectively. HC2 Holdings principally operates as a holding company of operating subsidiaries primarily in the United States and the United Kingdom with its principal business address located at 460 Herndon Parkway, Suite 150, Herndon, VA 20170. HC2 principally operates as a holding company of operating subsidiaries primarily in the United States and the United Kingdom with its principal business address located at 460 Herndon Parkway, Suite 150, Herndon, VA 20170. Mr. Falcone is a United States citizen.

Certain additional information required by this Item 2 and General Instruction to Schedule 13D is set forth on Schedule A, which is incorporated by reference herein.

Item 3.	Source or Amount of Funds or Other Consideration.

A total of approximately $14.4 million was paid to acquire the 7,363,334 Shares, the Warrant (as defined in Item 4) and the Preferred Shares (as defined in Item 4). On September 8, 2014, HC2 entered into a new senior unsecured credit facility consisting of a term loan in an aggregate principal amount of $17 million (the “Term Loan”) pursuant to a Credit Agreement (the “Credit Agreement”) by and among HC2, as borrower, the lenders party thereto from time to time, Jefferies Finance LLC, as arranger, book manager, documentation agent and syndication agent, and Jefferies Finance LLC, as administrative agent. The proceeds from the Term Loan was the source of funds used to acquire the securities.

CUSIP No. 66987M604		Page 6 of 13 Pages
SCHEDULE 13D

Item 4.	Purpose of Transaction.

On September 3, 2014, HC2 Holdings entered into a Purchase Agreement with the Issuer (the “Purchase Agreement”) pursuant to which HC2 purchased from the Issuer (i) 7,363,334 Shares, (ii) a warrant to purchase 4,117,647 Shares at an exercise price of $2.26 per share (the “Warrant”) and (iii) 87,196 shares of Series C Convertible Preferred Stock, par value $0.001 per share (the “Preferred Shares”), all at a purchase price of (a) $1.75 per Share plus, in each case, the related Warrant and (b) $17.50 per Preferred Share. The transaction closed on September 8, 2014.

Prior to receipt of stockholder approval, HC2 may not exercise any portion of the Warrant to the extent that, after giving effect to such exercise, the number of Shares beneficially owned by HC2 and its affiliates would exceed 19.999% of the Shares outstanding at the time of such exercise. As of the date hereof, pursuant to such restriction, HC2’s right to exercise the Warrant is limited such that it may receive only 1,846,532 Shares upon exercise. Additionally, the Preferred Shares are not convertible into Shares prior to obtaining stockholder approval. Upon stockholder approval, such Preferred Shares are automatically convertible, subject to certain customary adjustments, into an aggregate of 871,960 Shares. The Preferred Shares are not entitled to vote at any meeting of the stockholders of the Issuer for the election of directors of the Issuer’s Board of Directors (the “Board”) or for any other matter, subject to certain limited exceptions.

On September 8, 2014, in connection with entering into the Purchase Agreement, HC2 entered into an agreement with the Issuer (the “Investors’ Rights Agreement”). Under the Investors’ Rights Agreement, following the period commencing on September 8, 2014 and ending ten months from such date (the “Lockup Period”), the Issuer agreed to increase the size of the Board and provided HC2 the right to designate two directors to the Board, subject to reduction in certain circumstances. During the Lockup Period, HC2 will have the right to appoint two observers to the Board. Additionally, pursuant to the Investors’ Rights Agreement, HC2 has agreed that, without the prior written consent of the Issuer, it will not, during the Lockup Period, make any purchases of securities or otherwise exercise any rights to acquire securities to the extent that, after giving effect to such purchase and/or exercise, HC2 would beneficially own in excess of 29.99% of the Shares outstanding.

The Investors’ Rights Agreement also provides for, among other things, certain demand and so-called “piggy back” registration rights with respect to Shares owned by HC2. Under the Investors’ Rights Agreement, HC2 may cause the Issuer to register certain Registrable Securities (as defined in the Investors’ Rights Agreement) owned by HC2 under the Securities Act of 1933, as amended (the “Securities Act”), and may demand that the Issuer assist in an offering under the Securities Act of all or a portion of HC2’s Registrable Securities, so long as the anticipated aggregate offering price of the securities to be offered is at least $10 million (or such lesser amount representing all remaining Registrable Securities).

The Investors’ Rights Agreement also provides that if the Issuer decides to register Shares for its own account or the account of a stockholder other than HC2, HC2 may require the Issuer to include all or a portion of its Registrable Securities in the registration and, to the extent the registration is in connection with an underwritten public offering, to have such Registrable Securities included in the offering.

CUSIP No. 66987M604		Page 7 of 13 Pages
SCHEDULE 13D

The foregoing is a summary of the material terms of the Purchase Agreement and the Investors’ Rights Agreement and is qualified in its entirety by reference to the Purchase Agreement and the Investors’ Rights Agreement, which are filed as Exhibits hereto, and are incorporated herein by reference.

HC2 acquired the Shares, the Warrant and the Preferred Shares based on its belief that the securities represented an attractive opportunity. Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)–(j) of Schedule 13D. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, subject to the Investors’ Rights Agreement and other legal obligations, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Shares or other securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) pledge, encumber, provide a security interest with respect to, dispose of or transfer (including pursuant to the exercise of a pledge, encumbrance or other security interest) all or a portion of the securities of the Issuer, including Shares, that the Reporting Persons now own or may hereafter acquire to any person or entity, including transfers or dispositions to affiliates of the Reporting Persons; (iii) enter into derivative and other transactions with institutional counterparties with respect to the Issuer’s securities, including Shares; (iv) request or seek that the Issuer or any of its subsidiaries to purchase or otherwise acquire all or a portion of another person’s assets or business or enter into new or different business activities, including acquisitions from affiliates of the Reporting Persons; (v) request or seek that the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations, mergers or agreements to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including sales, transfers and other dispositions to affiliates of the Reporting Persons; (vi) request or seek that the Issuer or any of its subsidiaries raise capital or restructure their respective capitalization, indebtedness or holding company arrangements; (vii) request or seek that the Issuer or any of its subsidiaries make personnel changes; (viii) request or seek that the Issuer or any of its subsidiaries change the identity of the directors or officers; (ix) request or seek that the Issuer or any of its subsidiaries make any other material change in the Issuer’s or any of its subsidiaries’ corporate structure, governance, or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

CUSIP No. 66987M604		Page 8 of 13 Pages
SCHEDULE 13D

Item 5.	Interest in Securities of the Issuer.

The Shares reported in this Schedule 13D are held in the name of HC2 Holding. References to percentage ownerships of Shares in this Schedule 13D are based upon the 36,841,770 Shares outstanding immediately prior to the execution of the Purchase Agreement, after giving effect to the issuance of the 7,363,334 Shares pursuant to the Purchase Agreement and the exercise of the Warrant, subject to the limitation described below. Prior to receipt of stockholder approval, HC2 may not exercise the Warrant to the extent that, after giving effect to such exercise, HC2 would beneficially own in excess of 19.999% of the number of Shares outstanding. As of the date hereof, pursuant to such restriction, HC2’s right to exercise the Warrant is limited such that it may receive only 1,846,532 Shares upon exercise. Additionally, the Preferred Shares are not convertible into Shares prior to obtaining stockholder approval. The Preferred Shares are not entitled to vote at any meeting of the stockholders of the Issuer for the election of directors of the Board or for any other matter, subject to certain limited exceptions.

(a, b) As of the date hereof, HC2 Holdings may be deemed to be the beneficial owner of 9,209,866 Shares, constituting 19.9% of the outstanding Shares.

HC2 Holdings has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 9,209,866 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 9,209,866 Shares.

(a, b) As of the date hereof, HC2 may be deemed to be the beneficial owner of 9,209,866 Shares, constituting 19.9% of the outstanding Shares.

HC2 has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 9,209,866 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 9,209,866 Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 9,209,866 Shares, constituting 19.9% of the outstanding Shares.

Mr. Falcone has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 9,209,866 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 9,209,866 Shares.

(c) Other than as reported above in Item 4, the Reporting Persons have not effected any transactions in the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 3 and Item 4 above.

CUSIP No. 66987M604		Page 9 of 13 Pages
SCHEDULE 13D

Item 7.	Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement
Exhibit B	Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 8, 2014 (File No. 000-31659)).
Exhibit C	Investors’ Rights Agreement (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 8, 2014 (File No. 000-31659)).
Exhibit D	Credit Agreement (incorporated herein by reference to Exhibit 10.1 to HC2’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 12, 2014 (File No. 001-35210)).

CUSIP No. 66987M604		Page 10 of 13 Pages
SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2014

HC2 HOLDINGS 2, INC.

By:	/s/ Mesfin Demise
Name:	Mesfin Demise
Title:	Chief Financial Officer and Director

HC2 HOLDINGS, INC.

By:	/s/ Andrea L. Mancuso
Name:	Andrea L. Mancuso
Title:	Acting General Counsel and Corporate Secretary

/s/ Philip A. Falcone
Philip A. Falcone

Schedule A

HC2 Holdings Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation
Philip A. Falcone	450 Park Avenue 30th Floor, New York, NY 10022	U.S.	President, Chief Executive Officer and Chairman of the Board of Directors of HC2 Holdings and HC2 and Chief Executive Officer and Chairman of the Board of Directors of HGI
Keith Hladek	450 Park Avenue 30th Floor, New York, NY 10022	U.S.	Vice Chairman, Chief Operating Officer and Director
Mesfin Demise	460 Herndon Parkway, Suite 150, Herndon, VA 20170	U.S.	Chief Financial Officer and Director
Andrea L. Mancuso	460 Herndon Parkway, Suite 150, Herndon, VA 20170	U.S.	Acting General Counsel and Corporate Secretary
HC2 Executive Officers and Directors
Name	Business Address	Citizenship	Principal Occupation
Philip A. Falcone	450 Park Avenue 30th Floor, New York, NY 10022	U.S.	President, Chief Executive Officer and Chairman of the Board of Directors of HC2 and Chief Executive Officer and Chairman of the Board of Directors of HGI
Robert M. Pons	450 Park Avenue 30th Floor, New York, NY 10022	U.S.	Executive Vice President of Business Development and Director
Wayne Barr, Jr.	450 Park Avenue 30th Floor, New York, NY 10022	U.S.	Director
Keith Hladek	450 Park Avenue 30th Floor, New York, NY 10022	U.S.	Chief Operating Officer
Mesfin Demise	460 Herndon Parkway, Suite 150, Herndon, VA 20170	U.S.	Chief Financial Officer
Ian Estus	450 Park Avenue 30th Floor, New York, NY 10022	U.S.	Managing Director - Investments
Andrea L. Mancuso	460 Herndon Parkway, Suite 150, Herndon, VA 20170	U.S.	Acting General Counsel and Corporate Secretary

None of the Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as set forth below, none of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as

A-1

a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On September 18, 2013, the United States District Court for the Southern District of New York entered a final judgment (the “Final Judgment”) approving a settlement between the SEC and Harbinger Capital Partners LLC (“HCP LLC”), Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”) LLC, Harbinger Capital Partners Offshore Manager, L.L.C., and Philip Falcone (collectively, the “HCP Parties”), in connection with the two civil actions previously filed against the HCP Parties by the SEC. One civil action alleged that certain HCP Parties violated the anti-fraud provisions of the federal securities laws by engaging in market manipulation in connection with the trading of the debt securities of a particular issuer from 2006 to 2008. The other civil action alleged that HCP LLC and Mr. Falcone violated the anti-fraud provisions of the federal securities laws in connection with a loan made by HCPSS to Philip Falcone in October 2009 and in connection with the circumstances and disclosure regarding alleged preferential treatment of, and agreements with, certain fund investors.

The Final Judgment bars and enjoins Mr. Falcone for a period of five years (after which he may seek to have the bar and injunction lifted) from acting as or being an associated person of any “broker,” “dealer,” “investment adviser,” “municipal securities dealer,” “municipal adviser,” “transfer agent,” or “nationally recognized statistical rating organization,” as those terms are defined in Section 3 of the Securities Exchange Act of 1934 and Section 202 of the Investment Advisers Act of 1940 (such specified entities, collectively, the “Specified Entities”). Under the Final Judgment, Mr. Falcone may continue to own and control HGI and its subsidiaries and continue to serve as HGI’s Chief Executive Officer, director and Chairman of HGI’s board except that during the period of the bar Mr. Falcone may not, other than as a result of his ownership and control of the HGI and its subsidiaries, engage in any actions that would result in him being an associated person of certain subsidiaries of HGI that are Specified Entities. During the period of the bar, Mr. Falcone may also remain associated with HCP LLC and other HCP LLC related entities, provided that, during such time, Mr. Falcone’s association must be limited as set forth in the Final Judgment. The settlement requires the HCP Parties to pay disgorgement of profits, prejudgment interest, and civil penalties totaling approximately $18 million.

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